
SingTel


05007692

19 April 2005


SEC MAIL
RECEIVED
PROCESSING
APR 22 2005
WASH, D.C.
209
SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 11 April 2005 to 15 April 2005.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL

Encs

Singapore Telecommunications Limited

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	11-Apr-2005 07:33:56
Announcement No.	00004

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Optus realigns for the future
Description	

Attachments:


NR110405.pdf
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'yes'
OPTUS

Media Release
11 April 2005

Optus realigns for the future

Optus announced today it would realign its business structure to have a clear, single-minded focus on delivering a superior customer experience.

The realignment will see Optus have four customer facing divisions: Optus Consumer; Optus Small and Medium Enterprise (SME); Optus Business; and Optus Wholesale & Satellite.

Paul O'Sullivan, Optus Chief Executive, said the change positioned Optus to leverage the opportunities in the new era of telecommunications convergence and make it much simpler for customers to do business.

"The four new customer facing business units will maximise the Optus customer experience. We will have a greater focus on leveraging integrated products and solutions as well as enhancing our customer care capabilities," Mr O'Sullivan said

"This new structure has been designed to create a nimble and fresh approach. We are renowned for our high quality customer experience – and we see this getting better."

Each division will deliver a full range of fixed and mobile telephony products and services to its target market segment.

Allen Lew the current head of Optus Mobile will head the new Consumer division.

Optus SME will service small and medium enterprises. Scott Lorson, the current acting Managing Director for Consumer & Multimedia, will lead this division.

The existing Optus Business and Optus Wholesale & Satellite divisions will be allocated some additional mobile responsibilities. Optus Business will expand to include mobile sales and marketing. Optus Wholesale & Satellite will include wholesale mobile sales and marketing.

"Our current structure has served us well - but with market changes such as growing broadband penetration and growing fixed-to-mobile substitution, customers are increasingly demanding integrated telecommunications packages," Mr O'Sullivan said.

"From today, the Managing Directors of each division will work to appoint their management teams, and review the structures of their divisions.

"We expect the new structure will deliver efficiencies, as areas of duplication and overlap are removed. As a result of this review, there will be some reduction in the number of management overall.

"The review will be completed by the end of June with the new structure up and running from 1 July," Mr O'Sullivan said.

Note to Editors:

- Optus' current market facing divisional structure has remained substantially unchanged since 1998.
- A project team was created in 2004 to explore the opportunities and to find a structure that would be optimal as market conditions change and strategies evolve.
- Optus' commercial business unit leaders following the realignment are:

Name	Current role	New role
Allen Lew	Managing Director Optus Mobile	Managing Director Optus Consumer
Scott Lorson	Acting Managing Director Optus Consumer & Multimedia	Managing Director Optus SME
Peter Kaliaropoulos* John Simon (acting)	Managing Director Optus Business	Managing Director Optus Business
Warren Hardy	Managing Director Optus Wholesale & Satellite	Managing Director Optus Wholesale & Satellite

* Peter Kaliaropoulos is leaving Optus mid-year – an internal and external search is currently underway for his replacement. John Simon will be acting Managing Director for Optus Business from 2 May until an appointment is made.

Media Contacts:

Melissa Favero
Optus Corporate Affairs
Tel: 02 9342 5030

Luisa Ford
Optus Corporate Affairs
Tel: 02 9342 5045

Jennifer Lim Lay Khim

From: ASX.Online@asx.com.au
Sent: Monday, April 11, 2005 7:40 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



221255.pdf (46 KB)

ASX confirms the release to the market of Doc ID: 221255 as follows: Release Time: 11-Apr-2005 09:39:41 ASX Code: SGT File Name: 221255.pdf Your Announcement Title: Optus realigns for the future



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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	13-Apr-2005 17:16:01
Announcement No.	00039

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 13-04-2005
2. Name of Director * — Lee Hsien Yang
3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 12-04-2005
2. Name of Registered Holder — Dexia Trust Services Singapore Limited
3. Circumstance(s) giving rise to the interest or change in interest — Open Market Purchase

   # Please specify details

   Details of SingTel shares bought by Dexia Trust Services Singapore Limited from 11 April 2005 - 12 April 2005:
   300,000 shares on 11 April 2005 at S$2.67 per share
   1,233,000 shares on 12 April 2005 at S$2.64947 per share

   Amount of consideration (excluding brokerage and stamp duties) per share paid in item 4 below is the average consideration per share.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	8,431,475
As a percentage of issued share capital	0.0507 %
No. of Shares which are subject of this notice	1,533,000

As a percentage of issued share capital	0.0092 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.6535
No. of Shares held after the change	9,964,475
As a percentage of issued share capital	0.0599 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	698,660	11,338,519
As a percentage of issued share capital	0.0042 %	0.0681 %
No. of shares held after the change	698,660	12,871,519
As a percentage of issued share capital	0.0042 %	0.0773 %

Footnotes

Note: The deemed interest of 12,871,519 shares after the change includes:
(i) 9,964,475 ordinary shares held by Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 1,620 ordinary shares held by Lim Suet Fern, spouse of Lee Hsien Yang; and
(iii) an aggregate of up to 2,905,424 ordinary shares in SingTel awarded to Lee Hsien Yang pursuant to the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

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Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Wednesday, April 13, 2005 5:26 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



222171.pdf

ASX confirms the release to the market of Doc ID: 222171 as follows:
Release Time: 13-Apr-2005 19:25:09
ASX Code: SGT
File Name: 222171.pdf
Your Announcement Title: Notice of Interest of Director

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lee Hsien Yang
Date of last notice	14 January 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. Dexia currently holds 9,964,475 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust
Date of change	a) 11 April 2005 b) 12 April 2005

+ See chapter 19 for defined terms.

No. of securities held prior to change	698,660 ordinary shares 6,050,000 options 1,620 ordinary shares – Lim Suet Fern, spouse of Lee Hsien Yang 8,431,475 ordinary shares – Dexia Trust Services Singapore Limited, trustee of trust described above
Class	Ordinary
Number acquired	a) 300,000 ordinary shares b) 1,233,000 ordinary shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	a) S$2.67 per share b) S$2.64947 per share
No. of securities held after change	698,660 ordinary shares 6,050,000 options 1,620 ordinary shares – Lim Suet Fern, spouse of Lee Hsien Yang 9,964,475 ordinary shares – Dexia Trust Services Singapore Limited, trustee of trust described above
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Open market purchase of shares by Dexia Trust Services Singapore Limited

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	

+ See chapter 19 for defined terms.

Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : Lee Hsien Yang has been awarded up to 2,905,424 ordinary shares in SingTel pursuant to the SingTel Executives' Performance Plan and the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

+ See chapter 19 for defined terms.